EXHIBIT 99.3

AVINO SILVER & GOLD MINES LTD.
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on June 27, 2013 at 11:00 AM (Pacific Time)

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxy holder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or  any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 AM (Pacific Time) on Tuesday, June 25, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com
	1-866-734-VOTE (8683) Toll Free	•	Smartphone? Scan the QR code to vote now

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER
19AP13206.E.sedar/000001/000001/i

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Appointment of Proxyholder
I/We, being holder(s) of Avino Silver & Gold Mines Ltd. hereby appoint: David Wolfin, President and Director of the Company, or failing him, Dorothy Chin, Secretary of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Avino Silver & Gold Mines Ltd. to be held at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, on June 27, 2013 at 11:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors
To set the number of Directors at 5.

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Michael Baybak			02. Andrew Kaplan			03. Gary Robertson

04. David Wolfin			05. Jasman Yee

							For	Withhold

3. Appointment of Auditors
Appointment of Manning Elliott LLP as Auditors of the Compnay for the ensuing year and authorizing the Directors to fix their remuneration.

							For	Against

4. Approval of Stock Option Plan
To approve a new 10% Rolling Stock Option Plan as described in the Information Circular.

	For	Withhold

5. Approval to Ratify the Re-Pricing of Insiders' Stock Options
To ratify the re-pricing of certain insiders' incentive stock options as set out in the Information Circular.

	For	Against

6. Approval of Shareholders' Rights Plan
To approve, ratify and confirm the adoption of a Shareholders' Rights Plan as described in the Information Circular.

	For	Withhold

7. Approval to Amend Articles of the Company
To approve, with or without variation, a special resolution to alter and amend the existing Articles of the Company by inserting the Advance
Notice Provision, as defined in the Information Circular.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD/MM/YY

Interim Financial Statements - Mark this box if you would like to	Annual Financial Statements - Mark this box if you would like to
receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.	receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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